UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
Flat A, 10/F, Block 8, City Garden 233 Electric Road, North Point Hong Kong (86 592) 2396 888 _______________________ (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :  □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :  □

On August 19, 2009, Longtop Financial Technologies Limited (the “Company”) issued a press release regarding its unaudited financial results for the fiscal quarter ended June 30, 2009. The Company’s press release is furnished as Exhibit 99.1.

The press release of the Company attached as Exhibit 99.1 contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  A description of factors and risks that could cause actual results to differ from those set forth in such forward looking statements is included in the press release and is incorporated herein by reference.

Exhibits.

99.1

Press release regarding financial results for the fiscal quarter ended June 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:   August 19, 2009                               LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By:  /s/ Derek Palaschuk

Name: Derek Palaschuk

Title: Chief Financial Officer

Longtop Financial Technologies Limited Announces Unaudited Financial Results for the Fiscal Quarter Ended June 30, 2009

●

Total Revenues of US$28.5 million, an Increase of 47.4% Year-on-Year;

●

Adjusted1 Operating  Income of US$11.6 million, an Increase of 27.7% Year-on-Year;

●

Adjusted  Net Income of US$10.7  million, an Increase of 36.6% Year-on-Year;

●

Full year Revenue Guidance Increased to US$145.0  million and Adjusted EPS Guidance Increased to US$1.22 Per Share;

Hong Kong, August 19, 2009 – Longtop Financial Technologies Limited (“Longtop”) (NYSE: “LFT”), a leading software developer and solutions provider targeting the financial services industry in China, announced today unaudited financial results for the quarter ended June 30, 2009, which is the first quarter of its fiscal year ending March 31, 2010.

“We are off to a strong start with the results of our first fiscal quarter demonstrating healthy demand from Longtop’s customers, which has allowed us to increase our full year guidance.  We are seeing strong demand across all customer and product segments and we see this trend continuing.  Longtop is especially pleased to be recently ranked as the #1 market share leader by IDC for banking solutions and # 2 in the insurance IT solution market in China for calendar year 2008.  As we did in calendar 2008, we are working hard to continue to expand our market share and market leadership in China’s rapidly growing financial IT solution market,” commented Weizhou Lian, CEO of Longtop.

FISCAL FIRST QUARTER DETAILED FINANCIAL RESULTS

Revenue

2009 Q1 and 2010 Q1 Revenue-US$000s

	Three months ended
	June 30, 2008	June 30, 2009	% Change
Software Development	$ 16,069	$ 24,717	53.8%
Other Services	$ 3,259	$ 3,776	15.9%
Total Revenue	$ 19,328	$ 28,493	47.4%

Total revenues for the quarter ended June 30, 2009, were US$28.5 million, an increase of 47.4% year-on-year (YoY) from US$19.3 million in the corresponding year ago period, and exceeded Company guidance of US$27.0 million. Software development revenues of US$24.7 million increased YoY by 53.8% and exceeded Company guidance of US$23.0 million. Software development revenues contributed 86.7% of total revenues.

Software Development Revenue by Customer Type-US$000s

	Three months ended
	June 30, 2008	June 30, 2009	% Change
Big Four Banks	9,166	11,015	20.2%
Other Banks	5,249	9,397	79.0%
Insurance	886	2,705	205.3%
Enterprises	768	1,600	108.3%
Total	16,069	24,717	53.8%

Software development revenue from the Big Four Banks in the first quarter ended June 30, 2009 was US$11.0 million, an increase of 20.2% YoY. Big Four Banks accounted for 44.6% of software development revenues for the first quarter, as compared to 57.0% in the corresponding year ago period.

Software development revenue from Other Banks in the first quarter was US$9.4 million, a YoY increase of 79.0%. Other Banks accounted for 38.0% of software development revenues for the three months ended June 30, 2009, as compared to 32.7% in the corresponding year ago period

Insurance accounted for US$2.7 million, or 10.9% of software development revenue in the first quarter, an increase of 205.3% YoY due to a combination of revenue from new insurance customers and more revenue per existing customer.  Sysnet, a leading IT insurance services provider acquired by Longtop in Q1 2010, contributed $190,260 in software development revenue for the three months ended June 30, 2009.

Software development revenue from Enterprises was US$1.6 million, a YoY increase of 108.3% due primarily to first time sales of Longtop’s treasury management solutions to Enterprise customers.

Gross Margins

	Three months ended
	June 30, 2008	June 30, 2009	Change (Decrease)
Adjusted Software Development Gross Margin %	66.4%	69.1%	2.7%
Adjusted Other Services Gross Margin %	72.5%	20.2%	(52.3%)
Adjusted Total Gross Margin %	67.4%	62.6%	(4.8%)

Adjusted Software Development Gross Margin was 69.1% in the first quarter ended June 30, 3009, as compared to 66.4% a year ago. For the three months ended June 30, 2009, 63.5% of software development revenue was from customized solutions as compared to 62.7% in the previous year. Adjusted Other Services Gross Margin declined to 20.2% from 72.5% a year ago due to a YoY decline in system integration revenues, which are recorded on a net basis, while system integration department costs, consisting primarily of headcount and allocated overhead, were stable; investment in additional headcount; and a higher mix of lower gross margin ATM revenues resulting from our acquisition during the 2009 fiscal year of Huayuchang, a provider of ATM maintenance services.  As a result of the decline in Adjusted Other Services Gross Margin, Adjusted Total Gross Margin declined to 62.6% in the first quarter from 67.4% a year ago.

As the first quarter is expected to be the lowest revenue quarter in fiscal 2010, Adjusted Total Gross Margin is expected to increase in future quarters and full year Adjusted Total Gross Margin, including the impact of the Sysnet acquisition, which is dilutive to margins but accretive to earnings, is expected to reach the Company’s previous guidance of 67.0%.

Operating Expenses

	Three months ended
	June 30, 2008	June 30, 2009	% Change
Adjusted Operating Expenses - US$000s	3,968	6,280	58.3%
Adjusted Operating Expenses - % of revenue	20.5%	22.0%	-
US GAAP Operating Expenses - US$000s	4,998	7,542	50.9%
US GAAP Operating Expenses - % of revenue	25.8%	26.4%	-

Meeting guidance, Adjusted Operating Expenses of $6.3 million were 22.0% of revenue for the three months ended June 30, 2009, as compared to 20.5% in the corresponding year ago period. Adjusted Operating Expenses increased by 58.3% YoY, which was slightly higher than the YoY software development revenue growth of 53.8% primarily due to the inclusion of Sysnet operating expenses for the first time in Q1 2010.

Operating and Net Income

	Three months ended
	June 30, 2008	June 30, 2009	% Change
Adjusted Operating Income - US$000s	9,057	11,565	27.7%
Adjusted Operating Income - % of revenue	46.9%	40.6%	-

Adjusted Operating Income of US$11.6 million in the first quarter represented an increase of 27.7% YoY and exceeded Company guidance of US$11.0 million. Adjusted Operating Margin of 40.6% was in line with Company guidance of 41.0% and is expected to increase to 47.0% for the full year, as the first quarter is the lowest revenue quarter.  Sysnet, which was consolidated for the first time in Q1 2010, had an adjusted operating loss for the quarter ended June 30, 2009 of US$583,000 that had not been included in the Company guidance of US$11.0 million. Sysnet is expected to be accretive to operating income for fiscal year 2010.

	Three months ended
	June 30, 2008	June 30, 2009	% Change
Adjusted Net Income - US$000s	7,827	10,691	36.6%
Adjusted Net income per Diluted Share	0.15	0.20	33.3%
Adjusted Net Income - % of revenue	40.5%	37.5%	-
US GAAP Net Income - US$000s	6,087	8,384	37.7%
US GAAP Net income per Diluted Share	0.12	0.16	33.3%
US GAAP Net Income - % of revenue	31.5%	29.4%	-

Reconciliation between US GAAP Net Income and Adjusted Net Income

	Three months ended
	June 30, 2008	June 30, 2009	% Change
Adjusted Net Income - US$000s	$ 7,827	$ 10,691	36.6%

Stock compensation	$ 1,314	$ 1,475	12.3%
Amortization of acquired intangible assets	$ 426	$ 742	74.2%
Amortization of acquired deferred compensation	$ -	$ 90	-
Sub-total	$ 1,740	$ 2,307	32.6%

US GAAP Net Income	$ 6,087	$ 8,384	37.7%

Adjusted Net Income for the quarter ended June 30, 2009 of US$10.7 million or US$0.20 per fully diluted share, represented an increase of 36.6% YoY as compared to Adjusted Net Income of US$7.8 million in the corresponding year ago period and exceeded Company guidance of US$10.0 million. US GAAP net income for the quarter ended June 30, 2009 of US$8.4 million or US$0.16 per fully diluted share, represented an increase of 37.7% as compared to US GAAP net income of US$6.1 million in the corresponding year ago period.

Unrestricted cash balances at June 30, 2009, were US$215.1 million, giving the Company significant resources for potential acquisitions in the still fragmented financial IT services sector in China.

Commenting on the results, Derek Palaschuk, CFO of Longtop, said, “We have executed to deliver outstanding top and bottom line financial results during the first fiscal quarter in what is traditionally our lowest revenue and net income quarter in the fiscal year.  On the back of a strong backlog and pipeline in our core software development business, we are able to increase our full year revenue and net income guidance even though our non-core Other Services business, which accounts for less than fifteen percent of revenues, is facing some headwinds. Consistent with previous years, in Q2 and Q3 2010 we expect significant improvements from this quarter in our margins and cash flow from operations.”

BUSINESS OUTLOOK

Longtop anticipates for the quarter ending September 30, 2009:

i) Total revenues of US$37.5 million, representing an increase of 33.0% YoY from revenues of US$28.2 million in the corresponding year ago period. Software development revenues are expected to be US$34.0 million, a YoY increase of 44.1% from US$23.6 million in the corresponding year ago period;

ii) Adjusted Operating Income of US$18.5 million, representing an increase of 18.6% YoY from Adjusted Operating Income of US$15.6 million in the corresponding year ago period.

iii) On the assumption a $3.0 million income tax refund for being designated as  a “Key Software Company” will be received in Q2 2010, Adjusted Net Income of US$19.5 million or US$0.37 per diluted share, representing an increase of 20.4% YoY from Adjusted Net Income of US$16.2 million in the corresponding year ago period.  If the income tax refund is received in Q3 2010, Adjusted Net Income is expected to be $16.5 million or US$0.31 per diluted share.

Longtop anticipates for its fiscal year ending March 31, 2010:

i) Total revenues of US$145.0 million, representing an increase of 36.4% YoY from revenues of US$106.3 million in fiscal 2009. Software development revenues are expected to be US$127.0 million, a YoY increase of 41.7% from US$89.6 million in fiscal 2009;

ii) Adjusted Operating Income of US$69.0 million, an increase of 31.4% YoY from Adjusted Operating Income of US$52.5 million in fiscal 2009.

iii) Adjusted Net Income of US$65.0 million or US$1.22 per diluted share, an increase of 26.0% YoY from Adjusted Net Income of US$51.6 million in fiscal 2009.

CONFERENCE CALL AND WEBCAST

Longtop’s senior management team will host a conference call and audio web cast at 8:00 pm US Eastern Time/ 5:00 pm U.S. Pacific Time on August 18, 2009 (8:00 am Beijing/Hong Kong time on August 19, 2009). The conference call will last for approximately one hour.

The dial-in numbers for the conference call are as follows:

U.S Toll Free: 1866 549 1292

China Toll Free: 800 701 1223

Hong Kong and International: +852-3005-2050

Passcode: 765115#

Additionally, a live and archived web cast of this call will be available on Longtop’s website at www.longtop.com/en.

NON-GAAP DISCLOSURE (“ADJUSTED”)

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Longtop's management reports and uses non-GAAP (“Adjusted”) measures of revenues, cost of revenues, operating expenses, net income and net income per share, which are adjusted from results based on GAAP.  To supplement our financial results presented on a GAAP basis, we use the non-GAAP measures to exclude certain business combination accounting entries and expenses related to acquisitions, as well as other significant expenses including stock-based compensation that we believe are helpful in understanding our past financial performance and our future results. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Compensation of our executives is based in part on the performance of our business based on these non-GAAP measures.  Management believes these non-GAAP financial measures enhance the user's overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain items that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures contained in this release and which we discuss below.  Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Definitions of Non-GAAP Measures

Adjusted Cost of Revenue is defined as cost of revenue excluding, if applicable: (1) non-cash compensation expense and (2) amortization of acquired intangibles.

Adjusted Gross Margin is defined as Adjusted Revenue less Adjusted Cost of Revenue.

Adjusted Operating Expenses is defined as operating expenses excluding, if applicable: (1) non-cash compensation expense,(2) amortization of acquired intangibles, deferred compensation arising on acquisition and goodwill impairment, and (3) one-time items.

Adjusted Operating Income is defined as Adjusted Gross Margin less Adjusted Operating Expenses.

Adjusted Net Income is defined as Adjusted Operating Income plus/minus other income/(expenses), less income taxes, excluding: (1) one-time items and  (2) discontinued operations.

Adjusted EPS is defined as Adjusted Net Income divided by diluted shares.

One-Time Items, if applicable, are excluded from Adjusted Operating Income and Adjusted Net Income.  These items are one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years. GAAP results include one-time items.

Expenses That Are Excluded From Our Non-GAAP Measures

Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and we include the related shares in our fully diluted shares outstanding which, for restricted stock units and stock options, are included on a treasury method basis. Longtop's management believes excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Although share-based compensation is a key incentive offered to our employees, and we believe such compensation contributed to the revenues earned during the periods presented and also believe it will contribute to the generation of future period revenues, and as share-based compensation expense does not involve any upfront or subsequent cash outflow, Longtop does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, the monthly financial results for internal reporting and any performance measure for commission and bonus are based on non-GAAP financial measures that exclude share-based compensation expense.

Amortization of acquired intangibles is a non-cash expense relating to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as backlog, customer relationships, and intellectual property, are valued and amortized over their estimated lives. While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we have excluded the effect of amortization of intangible assets from our non-GAAP financial measures. Amortization of intangible assets is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well.

Acquisition proceeds allocated to deferred compensation arises where a portion of the purchase price paid to shareholders is considered compensation expense rather than purchase price under US GAAP. Deferred compensation arising on acquisition is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of deferred compensation arising on acquisition contributed to revenues earned during the periods presented and will contribute to future period revenues as well.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

It is currently expected that the Business Outlook will not be updated until the release of Longtop’s next quarterly earnings announcement; however, Longtop reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as ''believes,'' ''expects,'' ''anticipates,'' ''intends,'' ''estimates,'' the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the growth of the financial services industry in China; the amount and seasonality of IT spending by banks and other financial services companies; competition and potential pricing pressures; our revenue growth and solution and service mix; our ability to successfully develop, introduce and market new solutions and services; our ability to effectively manage our operating costs and expenses; our reliance on a limited number of customers that account for a high percentage of our revenues; a possible future shortage or limited availability of employees; general economic and business conditions; the volatility of our operating results and financial condition; our ability to attract or retain qualified senior management personnel and research and development staff; the outbreak of health epidemics; the planned relocation of our headquarters; People’s Republic of China, or PRC, regulatory changes and interpretations;  and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Our actual results of operations for the quarter and year ended March 31, 2009 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change.

About Longtop Financial Technologies Limited

Longtop is a leading software development and solutions provider targeting the financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of the financial services institutions in China. Longtop has six solution delivery centers, three research and development centers and seventy-five ATM service centers located in 27 provinces throughout China. For more information, please visit: http://www.longtop.com/en

Contact us

For Investors:

Longtop Financial Technologies Limited

Charles Zhang, CFA

Email: ir@longtop.com

Phone: +86 10 8421 7758

For Media:

IR Inside BV

Caroline Straathof

Email: caroline.straathof@irinside.com

Phone: +31 6 5462 4301

	CONSOLIDATED BALANCE SHEETS

	March 31,2009	June 30, 2009
	(In U.S. dollar thousands, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$ 238,295	$ 215,121
Restricted cash	463	38
Accounts receivable, net	29,861	41,514
Inventories	4,982	4,246
Amounts due from related parties	682	1,181
Deferred tax assets	979	673
Other current assets	4,712	10,512

Total current assets	279,974	273,285

Fixed assets, net	14,858	20,137
Prepaid land use right	5,167	5,143
Intangible assets, net	11,526	28,081
Goodwill	24,837	38,651
Deferred tax assets	1,479	1,479
Other assets	632	541

Total assets	$ 338,473	$ 367,317

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	$ 486	$ 4,788
Accounts payable	3,299	3,995
Deferred revenue	16,010	15,745
Amounts due to related parties	17	36
Deferred tax liabilities	867	933
Accrued and other current liabilities	23,810	29,092

Total current liabilities	44,489	54,589

Long-term liabilities:
Obligations under capital leases, net of current portion	98	-
Deferred tax liabilities	1,242	5,554
Other non-current liabilities	286	3,662

Total liabilities	46,115	63,805

Shareholders’ equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 51,036,816 and 51,295,811 shares issued and outstanding as of March 31, 2009 and June 30, 2009, respectively)	$ 510	$ 513
Additional paid-in capital	243,194	245,811
Retained earnings	29,451	37,835
Accumulated other comprehensive income	19,203	19,353

Total shareholders' equity	292,358	303,512

Total liabilities and shareholders' equity	$ 338,473	$ 367,317

CONSOLIDATED STATEMENTS OF OPERATIONS
	Three Months Ended
	June 30,2008	June 30,2009
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	$ 16,069	$ 24,717
Other services	3,259	3,776
Total revenues	19,328	28,493

Cost of revenues:
Software development	5,808	8,319
Other services	1,205	3,374
Total cost of revenues	7,013	11,693
Gross profit	12,315	16,800

Operating expenses:
Research and development	1,109	1,517
Sales and marketing	1,792	3,259
General and administrative	2,097	2,766
Total operating expenses	4,998	7,542
Income from operations	7,317	9,258

Other income (expenses):
Interest income	1,907	1,008
Interest expense	(267)	(16)
Other income (expense), net	(1,012)	85

Total other income	628	1,077

Income before income tax expense	7,945	10,335
Income tax expense	(1,858)	(1,951)

Net income	6,087	8,384

Net income per share:
Basic ordinary share	$ 0.12	$ 0.16
Diluted	$ 0.12	$ 0.16

Shares used in computation of net income per share:
Basic ordinary share	50,322,038	51,191,640
Diluted	52,512,824	53,237,958

Includes share-based compensation related to:
Cost of revenues software development	$ 360	$ 438
Cost of revenues other services	59	69
General and administrative expenses	472	440
Sales and marketing expenses	342	428
Research and development expenses	81	100

UNAUDITED CONSOLIDATED ADJUSTED STATEMENTS OF OPERATIONS
	Three Months Ended
	June 30,2008	June 30,2009

	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	16,069	24,717
Other services	3,259	3,776
Total revenues	19,328	28,493

Cost of revenues:
Software development	5,808	8,319
Other services	1,205	3,374
Total cost of revenues	7,013	11,693

Cost of revenue adjustments:
Share-based compensation software development	(360)	(438)
Share-based compensation other services	(59)	(69)
Amortization of acquired intangible assets other services	(249)	(257)
Amortization of acquired intangible assets software development	(42)	(191)
Amortization of acquired deferred compensation other services	-	(33)
Amortization of acquired deferred compensation software development	-	(57)

Adjusted cost of revenues:
Software development	5,406	7,633
Other services	897	3,015
Total adjusted cost of revenues	6,303	10,648

Gross profit	12,315	16,800

Adjusted gross profit	13,025	17,845

Operating expenses:
Research and development	1,109	1,517
Sales and marketing	1,792	3,259
General and administrative	2,097	2,766
Total operating expenses	4,998	7,542

Operating expense adjustments:
Share-based compensation research and development	(81)	(100)
Share-based compensation sales and marketing	(342)	(428)
Share-based compensation general and administrative	(472)	(440)
Amortization of acquired intangible assets sales and markeing	(107)	(230)
Amortization of acquired intangible assets general and administrative	(28)	(64)

Adjusted operating expenses:
Research and development	1,028	1,417
Sales and marketing	1,343	2,601
General and administrative	1,597	2,262
Total adjusted operating expenses	3,968	6,280

Income from operations	7,317	9,258

Adjusted income from operations	9,057	11,565

Other income (expenses):
Interest income	1,907	1,008
Interest expense	(267)	(16)
Other (expenses) income, net	(1,012)	85

Total other income	628	1,077

Income before income tax expense	7,945	10,335

Adjusted income before income tax expense	9,685	12,642

Income tax expense	(1,858)	(1,951)

Net income	6,087	8,384

Adjusted net income	7,827	10,691

Net income per share:
Basic ordinary share	$ 0.12	$ 0.16
Diluted	$ 0.12	$ 0.16

Adjusted net income per share:
Basic ordinary share	$ 0.16	$ 0.21
Diluted	$ 0.15	$ 0.20

Shares used in computation of net income and adjusted net income per share:
Basic ordinary share	50,322,038	51,191,640
Diluted	52,512,824	53,237,958

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three Months Ended
	June 30,2008	June 30,2009
	(In U.S. dollar thousands, except share and per share data)
Cash flows from operating activities:
Net income	$ 6,087	$ 8,384
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,314	1,474
Depreciation of fixed assets	614	703
Amortization of intangible assets	471	833
Provision for doubtful accounts	(110)	(26)
Loss on disposal of fixed assets	1	5
Deferred income taxes	29	307
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(4,434)	(11,347)
Inventories	(1,623)	816
Other current assets	(859)	(5,657)
Amounts due from related parties	-	(498)
Prepaid land use right	(5,275)	27
Other non-current assets	99	91
Other non-current liabilities	(194)	4
Accounts payable	4,889	(821)
Deferred revenue	1,873	(274)
Amounts due to related parties	-	19
Accrued and other current liabilities	(6,257)	(1,968)

Net cash used in operating activities	(3,375)	(7,928)
Cash flows from investing activities:
Change in restricted cash	4,526	425
Purchase of fixed assets	(5,594)	(3,902)
Purchase of intangible assets	(3)	(138)
Long term investment	(2,613)	-
Acquisitions, net of cash acquired	-	(16,779)
Net cash used in investing activities	(3,684)	(20,394)
Cash flows from financing activities:
Proceeds from short-term borrowings	-	4,391
Stock options exercised	513	824
Repayments of capital leases obligations	(433)	(187)
Amounts due to related parties	(54)	-
Net cash provided by financing activities	26	5,028
Effect of exchange rates differences	4,035	120
Net decrease in cash and cash equivalents	(2,998)	(23,174)
Cash and cash equivalents, beginning of period	204,526	238,295
Cash and cash equivalents, end of period	$ 201,528	$ 215,121
Supplemental disclosure of cash flow information:
Income taxes paid	$ 2,023	$ 1,471
Interest paid	$ 270	$ 16
Supplemental disclosure of non-cash investing and financing activities:
Fixed assets purchased under capital leases	$ 569	$ -
Acquisition:
Cash consideration	$ 2,613	$ 16,779
Cash consideration payable	$ -	$ 10,550
Assets acquired	$ 2,613	$ 27,329

Footnotes

1 Explanation of the Company's Adjusted (i.e. non-GAAP) financial measures and the related reconciliations to GAAP financial measures are included in the accompanying "Non-GAAP Disclosure" and the "Consolidated Adjusted Statements of Operations".